UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

TerraForm Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

88104M101

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 88104M101	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SunEdison, Inc. 56-1505767
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 63,343,054 shares of Class A Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 63,343,054 shares of Class A Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,343,054 shares of Class A Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No 88104M101	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SunEdison Holdings Corporation 73-1628669
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 63,343,054 shares of Class A Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 63,343,054 shares of Class A Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,343,054 shares of Class A Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.3% shares of Class A Common Stock (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No 88104M101	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

TerraForm Global, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

7550 Wisconsin Avenue, 9th Floor

Bethesda, Maryland, 20814

Item 2(a)	Name of Person Filing:

SunEdison, Inc. (“SunEdison”) and SunEdison Holdings Corporation (“SunEdison Holdings”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2017, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o SunEdison, Inc., 13736 Riverport Drive, Maryland Heights, Missouri 63043.

Item 2(c)	Citizenship:

Each of the Reporting Persons is a corporation organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

CUSIP Number: 88104M101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No 88104M101	13G	Page 5 of 8 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially owned, as of December 31, 2015 and December 31, 2016, 2,000,000 shares of Class A common stock of the issuer, and 61,343,054 Class B units of TerraForm Gobal, LLC (“Global LLC”) and an equal number of shares of Class B common stock, par value $0.01 per share, of the issuer. Each Class B unit of Global LLC is exchangeable (together with one share of Class B common stock of the issuer) for one share of Class A common stock of the issuer at any time.

The shares of Class A common stock, Class B units of Global LLC and shares of Class B common stock of the issuer reported herein are directly owned by SunEdison Holdings, and indirectly owned by SunEdison, which as the direct parent of SunEdison Holdings has shared voting and dispositive power over such units and shares.

(b)	Percent of class:

36.3%

All percentages calculated in this Schedule 13G/A are based upon an aggregate of 113,206,700 shares of Class A common stock outstanding as of November 30, 2016, pursuant to information disclosed by the issuer in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed on December 23, 2016, after giving effect to the exchange of 61,343,054 Class B units of Global LLC (together with an equivalent number of shares of Class B common stock of the issuer) beneficially owned by the Reporting Persons into an equivalent number of shares of Class A common stock of the issuer.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page

CUSIP No 88104M101	13G	Page 6 of 8 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No 88104M101	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

SUNEDISON, INC.

By:	/s/ John Dubel
Name:	John Dubel
Title:	Chief Executive Officer

SUNEDISON HOLDINGS CORPORATION

By:	/s/ John Dubel
Name:	John Dubel
Title:	Authorized Signatory

CUSIP No 88104M101	13G	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement of Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2017

SUNEDISON, INC.

By:	/s/ John Dubel
Name:	John Dubel
Title:	Chief Executive Officer

SUNEDISON HOLDINGS CORPORATION

By:	/s/ John Dubel
Name:	John Dubel
Title:	Authorized Signatory